                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 5)1

                                     BNS CO.
                                     -------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
                      -------------------------------------
                         (Title of Class of Securities)

                                    055961304
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 8, 2004
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /  /.

          Note.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 21 Pages)

--------

1     The remainder of this cover page shall  be  filled  out  for  a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not  be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 2 of 21 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,046,557
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,046,557
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,046,557
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 3 of 21 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,046,557
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,046,557
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,046,557
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 4 of 21 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   1,046,557
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,046,557
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,046,557
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     35.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 5 of 21 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JAMES R. HENDERSON
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   - 0 -
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 0 -
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 6 of 21 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JACK L. HOWARD
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 7 of 21 Pages
---------------------                                      ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JL HOWARD, INC.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CALIFORNIA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 8 of 21 Pages
---------------------                                      ---------------------

            The following constitutes Amendment No. 5 ("Amendment No. 5") to the
Schedule 13D filed by the undersigned.  This Amendment No. 5 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated as follows:

            (a) The aggregate  purchase  price of the 1,046,557  Shares owned by
Steel Partners II is $6,431,097,  including  brokerage  commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

            (b) The  aggregate  purchase  price  of the 600  Shares  owned by JL
Howard is $3,580, including brokerage commissions. The Shares owned by JL Howard were acquired with working capital.

     Item 4 is hereby amended to add the following:

            On December 8, 2004, Steel Partners II and the Issuer entered into a
Confirmatory  Agreement  pursuant  to which the parties  agreed to,  among other things, the following:

            1.  Amendment of the Issuer's 1998 Rights  Agreement to increase the
Common Stock ownership threshold applicable to "Existing Persons" for triggering the distribution of rights from 20% to 45%;

            2.  Reduction  of the number of directors of the Issuer to five from the current seven, effective within 60 days;

            3.  Consideration  of  procedures  for  eliminating  the  classified structure of the Board of Directors;

            4.  The  nomination  of two Steel  Partners II  representatives  for election as directors at the 2005 and 2006 Annual Meeting of Stockholders;

            5.  The implementation of procedures for the nomination and election of other non-Steel Partners II representatives as directors; and

            6.  The establishment of specified corporate  procedures for certain categories of transactions with Steel Partners II (when and if such transactions might occur) and certain other matters.

            A copy of the  Confirmatory  Agreement  is  attached  as an  exhibit hereto and incorporated herein by reference.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                           Page 9 of 21 Pages
---------------------                                      ---------------------

     Item 5(a)-(c) is hereby amended and restated as follows:

            (a)-(b) The aggregate  percentage of Shares  reported  owned by each person named herein is based upon  2,992,533  Shares  outstanding,  which is the total number of Shares  outstanding as reported in the Issuer's Quarterly Report on Form  10-Q for the  quarter  ended  September  30,  2004 and  filed  with the
Securities and Exchange Commission on November 12, 2004.

            As of the close of business on December 9, 2004,  Steel  Partners II beneficially  owned 1,046,557 Shares,  constituting  approximately  35.0% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially  own the 1,046,557  Shares owned by Steel Partners
II,  constituting  approximately  35.0% of the Shares  outstanding.  As the sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially own the 1,046,557  Shares owned by Steel Partners II,  constituting approximately 35.0% of the Shares outstanding.  Mr. Lichtenstein has sole voting and  dispositive  power with  respect  to the  1,046,557  Shares  owned by Steel
Partners II by virtue of his authority to vote and dispose of such Shares.

            As of  the  close  of  business  on  December  9,  2004,  JL  Howard beneficially  owned  600  Shares,  constituting  less  than  1%  of  the  Shares outstanding.  Jack Howard has sole voting and dispositive  power with respect to the 600  Shares  owned by JL  Howard,  constituting  less than 1% of the  Shares outstanding.  Accordingly, Jack Howard may be deemed to beneficially own the 600
Shares owned by JL Howard.

            James Henderson does not currently own any Shares of the Issuer.

            (c) Schedule A annexed hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

     Item 6 is hereby amended to add the following:

            Other than the Confirmatory  Agreement discussed above, there are no contracts,  arrangements,  understandings  or relationships  among the Reporting
Persons,  or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

     Item 7 is hereby amended to add the following exhibit:

            4.    Confirmatory  Agreement by and between Steel Partners II, L.P.
                  and BNS Co. dated December 8, 2004.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 10 of 21 Pages
---------------------                                      ---------------------

                                   SIGNATURES
                                   ----------

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2004                   STEEL PARTNERS II, L.P.

                                           By:  Steel Partners, L.L.C.
                                                General Partner

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                           STEEL PARTNERS, L.L.C.

                                           By: /s/ Warren G. Lichtenstein
                                              ----------------------------------
                                              Warren G. Lichtenstein,
                                              Managing Member

                                               /s/ Warren G. Lichtenstein
                                              ------------------------------------
                                              WARREN G. LICHTENSTEIN

                                               /s/ James R. Henderson
                                              ------------------------------------
                                              JAMES R. HENDERSON

                                               /s/ Jack L. Howard
                                              ------------------------------------
                                              JACK L. HOWARD

                                           JL HOWARD, INC.

                                           By: /s/ Jack L. Howard
                                              ---------------------------------
                                              Name:  Jack L. Howard
                                              Title: President

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 11 of 21 Pages
---------------------                                      ---------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
   Shares of Common Stock           Price Per                        Date of
         Purchased                  Share($)                        Purchase
         ---------                  --------                        --------

                             STEEL PARTNERS II, L.P.
                             -----------------------

         449,500                      7.00                          12/09/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                      None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                      None

                               JAMES R. HENDERSON
                               -------------------
                                      None

                                 JACK L. HOWARD
                                 ---------------
                                      None

                                 JL HOWARD, INC.
                                 ---------------
                                      None

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 12 of 21 Pages
---------------------                                      ---------------------

                                  EXHIBIT INDEX
                                  -------------

                              Exhibit                                    Page

1.    Joint  Filing  Agreement  by and among Steel  Partners  II,         --
      L.P., Steel Partners,  L.L.C.  and Warren G.  Lichtenstein,
      dated September 26, 2003 (previously filed).

2.    Letter  from  Steel  Partners  II,  L.P.  to the  Board  of         --
      Directors of BNS Co., dated  February 10, 2004  (previously filed).

3.    Joint  Filing  Agreement  by and among Steel  Partners  II,         --
      L.P., Steel Partners, L.L.C., Warren G. Lichtenstein, James
      R.  Henderson,  Jack L. Howard and JL Howard,  Inc.,  dated
      April 2, 2004 (previously filed).

4.    Confirmatory  Agreement by and between  Steel  Partners II,       13 to 21
      L.P. and BNS Co. dated December 8, 2004.

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 13 of 21 Pages
---------------------                                      ---------------------

                             CONFIRMATORY AGREEMENT

     Confirmatory Agreement ("AGREEMENT"), dated as of December 8, 2004, between
Steel Partners II, L.P., a Delaware limited partnership located at 590 Madison
Avenue, 32nd Floor, New York, NY 10022 ("STEEL PARTNERS") and BNS Co., a
Delaware corporation located at 25 Enterprise Center, Suite 103, Middletown, RI
02842 (the "COMPANY").

     WHEREAS, Couchman Partners, L.P. ("COUCHMAN") was in opposition to the
Company's decision to sell its U.K. subsidiary, which sale closed in June, 2004 after receiving stockholder approval;

     WHEREAS, Steel Partners proposes to acquire additional shares of the
Company's outstanding Class A and/or Class B common stock (the Class A and Class
B common stock, the "COMMON STOCK") from Couchman, resulting, after such proposed purchase and after the possible purchase by Steel Partners of additional shares of Common Stock held by other persons, in Steel Partners'
ownership of Common Stock increasing from just under 20% up to an amount which will in no event exceed 45% of the outstanding Common Stock (the "PROPOSED
ACQUISITIONS");

     WHEREAS, such Proposed Acquisition by Steel Partners will not be made until the Company has effectively amended its Rights Agreement, dated as of February
13, 1998, as amended (the "RIGHTS AGREEMENT"), by increasing the Common Stock ownership threshold applicable to "Existing Persons" (as defined in the Rights
Agreement) for triggering the distribution of rights under such agreement from
20% to 45% all as contemplated by Section 1 below; and

     WHEREAS, Steel Partners is agreeable to entering into this Agreement in order to follow principles of good corporate governance, in the best interests of other stockholders of the Company;

     NOW THEREFORE, in consideration of these premises, the mutual promises set forth below and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

     1.   As soon as reasonably practicable following receipt of written notice from Steel Partners that it has entered into a definitive agreement with
Couchman as part of the contemplated Proposed Acquisitions (provided that the effectiveness of such agreement and the closing of the acquisition transaction contemplated by such agreement shall be expressly contingent on the Company first amending the Rights Agreement as provided in this Section, in which event such definitive agreement, while not effective, shall not in any means convey beneficial ownership of the shares to be acquired thereunder for purposes of the
Rights Agreement and this Agreement), the Company shall amend the Rights
Agreement to increase the Common Stock ownership threshold applicable to
"Existing Persons" for triggering the distribution of rights under such agreement from 20% to 45% (the "RIGHTS PLAN AMENDMENT").

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 14 of 21 Pages
---------------------                                      ---------------------

     2.   As soon as reasonably practicable following receipt by the Company of written notice from Steel Partners that the acquisition of shares from Couchman, contemplated above, has been consummated, but in no event later than 60 days following the receipt of such notice, (a) the Company shall cause the number of directors on the Board of Directors to be reduced and fixed at five (5), and (b)
in order to make such change possible, two of the five current independent directors shall resign from the Board of the Directors, leaving two vacancies which the Board does not presently intend to fill. The foregoing reduction in the number of directors on the Board of Directors is subject to the approval of the Existing Board, which approval shall be made only upon the prior recommendation and approval of the Existing Non-Steel Partners Representatives
Directors Committee as defined herein, which by their approval of this
Agreement, have evidenced a consensus with such recommendation and approval to reduce the number of directors on the Board of Directors.

     3.   (a) Steel Partners agrees that, until the elections for directors are held at the 2006 Annual Meeting of Stockholders of the Company (which annual meeting is to be held not later than June 30, 2006, unless the Board of
Directors by vote of 66.7% or more of the directors then in office determines otherwise) (the "2006 ANNUAL MEETING"), Steel Partners and its "Affiliates" (as
defined below) will vote all shares of Common Stock beneficially owned by them in favor of the Non-Steel Partners Representatives Directors nominated by the
Company's Board of Directors (as recommended by the "Existing Non-Steel Partners
Representatives Directors Committee") so that such Non-Steel Partners
Representatives Directors shall constitute not less than 60% of the total number of directors at all times in office until the elections at the 2006 Annual
Meeting, and such Non-Steel Partners Representatives Directors (or successors designated by them) shall constitute the "EXISTING NON-STEEL PARTNERS
REPRESENTATIVES DIRECTORS COMMITTEE" until such elections at the 2006 Annual
Meeting. Accordingly, the "Existing Non-Steel Partners Representatives Directors
Committee" shall consist of the Non-Steel Partners Representatives Directors on
the Board of Directors from time to time until the elections at the 2006 Annual
Meeting (which Directors, after giving effect to the above reduction in the number of directors, will initially consist of Messrs. Kermes, Donnelly and
Held) and any successor Non-Steel Partners Representatives Directors.

          (b) At the 2006 Annual Meeting, and at each meeting of stockholders held thereafter prior to December 31, 2009 where directors are elected or at any time prior to December 31, 2009 when directors are elected by written consent
(to the extent such written consents are permitted under the Company's
Certificate of Incorporation, By-laws and applicable law), Steel Partners shall vote its shares and its Affiliates' shares to elect at least two Non-Steel
Partners Representatives Directors who shall be the same as two of the three
Non-Steel Partners Representatives Directors on the Existing Non-Steel Partners
Representatives Directors Committee, or successors designated by them as Post
2006 Non-Steel Partners Representatives Nominees (the "POST 2006 NON-STEEL
PARTNERS REPRESENTATIVES DIRECTORS COMMITTEE") or elect at least two Non-Steel
Partners Representatives selected by Steel Partners if there are no Post 2006
Non-Steel Partners Representatives Nominees designated by the Existing Non-Steel
Partners Representatives Directors Committee available for election as the Post
2006 Non-Steel Partners Representatives Directors as provided below. The Post
2006 Non-Steel Partners Representatives Directors shall include any two of
Messrs. Kermes, Donnelly and Held, or any successors previously designated by them (the "POST 2006 NON-STEEL PARTNERS REPRESENTATIVES NOMINEES") so long as

---------------------                                      ---------------------
CUSIP No. 055961304             13D                          Page 15 of 21 Pages
---------------------                                      ---------------------

such two (or one) of them each remain qualified as a Non-Steel Partners
Representatives Director and are willing to serve as directors of the Company and at least two of the Post 2006 Non-Steel Partners Representatives Directors,
or successors designated by them, shall then from time to time, after the elections at the 2006 Annual Meeting, constitute the "POST 2006 NON-STEEL
PARTNERS REPRESENTATIVES DIRECTORS COMMITTEE".

     In the event that none or only one of the Post 2006 Non-Steel Partners
Representatives Nominees, and successors designated by them, are willing and able to stand for election as Non-Steel Partners Representatives Directors, then a committee of the then Non-Steel Partners Representatives Directors of the
Board of Directors shall nominate a replacement (or replacements, if applicable)
candidates to fill the Non-Steel Partners Representatives Director positions on the Board of Directors. It is agreed that there shall be at least two Non-Steel
Partners Representatives Directors on the Board of Directors at all times following the 2006 Annual Meeting through December 31, 2009. However, in the event that there are no Post 2006 Non-Steel Partners Representatives Directors
(or a successor designated by them) or any Post 2006 Non-Steel Partners
Representatives Nominees for the Non-Steel Partners Representatives Directors
Committee at a given time (e.g., all of them resign simultaneously), then the remaining directors shall (after good faith consultation with any available Post
2006 Non-Steel Partners Representatives Nominees) select new Non-Steel Partners
Representatives Directors, or in the event no nominees for Non-Steel Partners
Representatives Director are available in the reasonable judgment of the remaining directors, then the remaining directors shall elect non-Steel Partners
Representatives to the Post 2006 Non-Steel Partners Representatives Directors
Committee and in the event no nominees who qualify as non-Steel Partners
Representatives are available in the reasonable judgment of the remaining directors, then the approval of any transaction requiring the approval of the
Approval Committee under Section 5 shall instead require the approval of the stockholders as provided for under Section 5.

          (c) The Company, upon the recommendation and approval of the nominating committee of the Board of Directors, shall recommend election of two representatives of Steel Partners (Messrs. Howard and Henderson or successors designated by Steel Partners) (the "STEEL PARTNERS REPRESENTATIVES") for
election as directors at the 2005 Annual Meeting of Stockholders and the 2006
Annual Meeting of Stockholders.

          (d) For clarity, Steel Partners shall not, so long as it is in compliance with this Agreement, be in any way limited in its ability to nominate, in addition to the nomination of the Non-Steel Partners
Representatives Directors and the two Steel Partners Representatives provided for above, directors for election to the Board of Directors at the Company's
2006 Annual Meeting and therafter, including without limitation to solicit proxies or written consents (to the extent such consents are permitted under the
Company's Certificate of Incorporation, By-laws and applicable laws) in connection with their election.

     4.   The parties agree that each is currently in favor of eliminating the classified structure of the Board of Directors as set forth in the Company's
By-laws. The Board of Directors of the Company shall promptly consider procedures to eliminate the process for a classified Board in accordance with changes in certain rights of presently elected directors (as are agreeable to them) and the applicable provisions of the Company's By-laws and the DGCL.

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CUSIP No. 055961304             13D                          Page 16 of 21 Pages
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     5.   Steel Partners agrees that the approval and recommendation of a committee of all of the Non-Steel Partners Representatives Directors required by this Agreement, either the Existing Non-Steel Partners Representatives Directors
Committee, if before the 2006 Annual Meeting, or the Post 2006 Non-Steel
Partners Representatives Directors Committee after the 2006 Annual Meeting (in either such case, the "APPROVAL COMMITTEE") shall be required for the adoption or consummation at any time of any of the following:

     (i)  any contract, arrangement, understanding or transaction between Steel
          Partners or its Affiliates and the Company and its Affiliates (other than Steel Partners and its Affiliates);

     (ii) any further amendment, modification or repeal of the Rights Agreement after the amendment contemplated by Section 1 of this Agreement (or replacement of the Rights Agreement with another "rights plan"); or

     (iii)any amendment, modification or repeal of this Agreement.

PROVIDED THAT, if such approval and recommendation of the Approval Committee is not obtained (or if such committee votes to require stockholder approval for such matter -- whether or not such committee has in this connection voted
"contingent" approval of such matter or has voted merely to require stockholder approval of such matter as a condition to approval of the matter), after presentation by the representatives of Steel Partners to the entire Board of
Directors of the matter in all material and sufficient detail -- the Approval
Committee (or the Board of Directors if there is no Approval Committee) shall then vote at a meeting promptly held thereafter to recommend calling of a special meeting of the stockholders of the Company so that the matter can be promptly referred to a vote at such special meeting of stockholders of the
Company (and action by written consent of stockholders shall not be used for such purpose under this Agreement). At any such special stockholder meeting the approval of a majority of the stockholder votes of all shares entitled to vote shall be required (in addition to any vote otherwise required by the Company's
Certificate of Incorporation, By-laws or applicable stock exchange regulation or applicable law) to approve any matter set forth in the clauses (i) or (ii) or
(iii) above. Such special meeting of stockholders shall be called for a date not later than 60 days after the meeting at which such call is made (or such longer period as may be required to comply with SEC proxy rules or other regulations of the SEC or applicable stock exchange regulation or applicable law).

     6.   Until the election of directors at the 2006 Annual Meeting, the Board of Directors then in office shall not, without the prior approval of at least
66.7% of the members of the Board of Directors then in office, (a) form an executive committee, (b) increase the size of the Board of Directors above five
(5) directors, (c) approve any executive compensation, including option or stock grants to executives, (d) remove a director without cause, or (e) take any other action that would adversely affect the rights and powers of the Steel Partners representatives as directors or take any action that would adversely affect the rights and powers of the Non-Steel Partners Representatives Directors as
directors.

     7.  Notwithstanding the foregoing provisions of Section 5, in the event that a third party unaffiliated with Steel Partners or its Affiliates makes an unsolicited, bona fide offer to acquire the Company (or control thereof), whether by merger, consolidation or other business combination transaction,

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CUSIP No. 055961304             13D                          Page 17 of 21 Pages
---------------------                                      ---------------------

purchase of securities or assets, or otherwise, then Steel Partners shall have the right to engage in, offer, solicit or otherwise facilitate any proposal of its own to acquire the Company (or control thereof) without approval of the
Approval Committee, so long as the proposal from such unaffiliated third party is not in part the result of agreements or discussion between Steel Partners or its Affiliates and such unaffiliated third party and, PROVIDED, that the proposal made by Steel Partners is on terms that are in all material respects substantially equivalent or more favorable to the Company than the proposal by such unaffiliated third party and provided that nothing herein shall alter any requirement for Board approval or stockholder approval under the Company's
Certificate of Incorporation, By-laws, SEC rules, DGCL, applicable stock exchange regulations or the like or applicable law and, PROVIDED FURTHER, that the foregoing shall not restrict in any manner the Board of Directors from taking any and all action necessary to comply with its fiduciary duties. This
Section 7 shall not be applicable to the holding company reorganization transaction described below in Section 13 of this Agreement.

     8.   The following definitions shall apply to this Agreement:

          (a) "AFFILIATES" shall have the meaning defined in Rule 12b-2 under the Securities Exchange Act of 1933, as amended. For the purposes of this
Agreement, Affiliates of Steel Partners shall include without limitation any representatives of Steel Partners on the Board of Directors of the Company (who
are at present Jack Howard and James Henderson) whether or not such representatives are otherwise Affiliates of Steel Partners.

          (b) "APPROVAL COMMITTEE" shall have the meaning specified in the first paragraph of Section 5.

          (c) "DGCL" means the Delaware General Corporation Law.

          (d) "EXISTING BOARD" means the Board of Directors in place on the date of this Agreement.

          (e) "EXISTING NON-STEEL PARTNERS REPRESENTATIVES DIRECTORS COMMITTEE"
shall have the meaning specified in Section 3(a).

          (f) "NON-STEEL PARTNERS REPRESENTATIVES DIRECTORS" shall mean directors who are not affiliated with or representatives of Steel Partners.

          (g) "POST 2006 NON-STEEL PARTNERS REPRESENTATIVES NOMINEES" shall have the meaning specified in Section 3(b).

          (h) "POST 2006 NON-STEEL PARTNERS REPRESENTATIVES DIRECTORS COMMITTEE"
shall have the meaning specified in Section 3(b).

     9.   (a) The Company, in its sole discretion, may terminate this Agreement on written notice to Steel Partners on or after May 31, 2005 in the event that
Steel Partners has not delivered the written notice required by Section 1 of this Agreement. In the event that following the closing of the Proposed
Transaction, Steel Partners sells or otherwise disposes of shares of Common
Stock of the Company so that it beneficially owns less than 20% of the

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CUSIP No. 055961304             13D                          Page 18 of 21 Pages
---------------------                                      ---------------------

outstanding Common Stock of the Company, the provisions of Sections 3, 4, 5, 6 and 7 shall no longer be applicable, provided that if at any time thereafter
Steel Partners' beneficial ownership of Common Stock of the Company is as much as 20% or more, but less than 45% (or such other percentage which would make
Steel Partners an "Acquiring Person" under the Rights Agreement), such provisions of Sections 3, 4, 5, 6 and 7 shall again be applicable.

          (b) If the Company or any Committee of the Board of Directors of the
Company or Steel Partners breaches any of the terms or provisions of this
Agreement, which breach is not cured within 20 business days following the
Company's (or the Committee's or Steel Partners') receipt of notice of such breach at the Company's address set forth in the first paragraph of this
Agreement (with a copy of any such notice to the Company being sent to the
Company's outside counsel, Ropes & Gray LLP, One International Place,
Boston, MA 02110 ) or at Steel Partners' address set forth in the first paragraph of this Agreement, then the Agreement may be specifically enforced by the court upon application by the Company, the Existing Non-Steel Partners
Representatives Directors Committee or the Post 2006 Non-Steel Partners
Representatives Directors Committee or Steel Partners, in each case in accordance with Section 12 and the other applicable provisions of this
Agreement.

          (c) This Agreement shall terminate on December 31, 2009 except to the extent that a particular matter is pending before the Approval Committee in connection with a stockholders meeting to be held later, but which has been called pursuant to Section 5 of this Agreement.

     10.  The Company represents and warrants that the execution of this
Agreement shall not result in the acceleration or vesting of any payment, benefit or other right under any employment, change in control, severance or other similar agreement to which the Company is a party.

     11.  Each of the parties hereby represents, warrants and agrees that (i) it has full legal right, power and authority to execute, deliver and perform this
Agreement, and consummate the transactions contemplated hereby, (ii) the execution and delivery of this Agreement, and the consummation by each of the parties of the transactions contemplated hereby have been duly authorized by all necessary corporate actions, and (iii) this Agreement constitutes valid, legal and binding obligations of each of the parties, enforceable against it in accordance with its terms, except that such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium (whether general or specific)
or other laws now or hereafter in effect, and is subject to general principles of equity, regardless of whether applied in proceedings at law or equity. The performance of the terms of this Agreement shall not conflict with, constitute a violation of, or require any notice or consent under the charter, by-laws and/or organizational documents of each of the parties or any agreement or instrument to which each of the parties is a party or by which each of the parties is bound, and shall not require any consent, approval or notice under any provision of any judgment, order, decree, statute, rule or regulation applicable to each of the parties.

     12.  Each of the parties agrees that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that each of

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CUSIP No. 055961304             13D                          Page 19 of 21 Pages
---------------------                                      ---------------------

the parties shall be entitled to a preliminary injunction, an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal or state court located in the Borough of Manhattan, New York City, New York, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court or New York state court located in the Borough of Manhattan, New York City, New York in the event that any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b)
agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than said courts and (d)
waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any transaction contemplated by this Agreement. In the event of any dispute or controversy arising out of this
Agreement or in connection with the interpretation of any term or condition of this Agreement, the enforcement of this Agreement, damages for breach of any provision hereof, or in the situation where any provision of this Agreement is validly asserted as a defense, the prevailing party shall be entitled to recover costs of suit, including reasonable attorneys' fees actually incurred, from the other party in addition to any other available remedy. With respect to the election of directors at the 2006 Annual Meeting and following the election of directors at the 2006 Annual Meeting, the rights of the Company and the
Non-Steel Partners Representatives Directors under this Agreement shall be enforceable by the Existing Non-Steel Partners Representatives Directors
Committee or the Post 2006 Non-Steel Partners Representatives Directors
Committee (the Non-Steel Partners Representatives Directors and the Existing
Non-Steel Partners Representatives Directors Committee, the Post 2006 Non-Steel
Partners Representatives Directors Committee referred to, the "BENEFICIARIES").
The Company shall promptly reimburse the Beneficiaries for their reasonable legal fees and costs in enforcing this Agreement and their rights hereunder.

     13.  This Agreement represents the entire agreement of the parties with respect to this subject matter, shall be governed by the DGCL and the other laws of Delaware (without regard to the Delaware conflicts of law), shall not be amended or modified except by an instrument in writing, duly signed by an authorized representative of each party in accordance with the terms of this
Agreement. This Agreement shall not be assignable without the consent of the parties except it may be assigned without consent by the Company in a transaction which results in the Company becoming a wholly-owned subsidiary of a new Delaware holding company, which was a subsidiary of the Company immediately prior thereto and which holding company reorganization is effected without a vote of the stockholders of the Company pursuant to Section 251(g) of the
Delaware General Corporation Law.

     14.  Upon the execution of this Agreement, the Company shall issue a press release as required by securities laws and regulations and stock exchange regulations, but shall first deliver a copy to Steel Partners and give it an opportunity to promptly comment. Neither the Company nor Steel Partners nor any of their respective Affiliates or representatives shall issue any other press release or other publicly available document that is inconsistent with, or is

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CUSIP No. 055961304             13D                          Page 20 of 21 Pages
---------------------                                      ---------------------

otherwise contrary to, the statements in such press release, except as is, in the advice of its outside securities law counsel, necessary to comply with its obligations. The Company shall make all filings with the SEC appropriate in connection with the execution of this Agreement, including a Current Report on
Form 8-K. The Company acknowledges that Steel Partners may be required to disclose this Agreement as an exhibit to its Schedule 13D on file with the SEC with respect to its investment in the Company and hereby consents to such disclosure.

                            [signature page follows]

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CUSIP No. 055961304             13D                          Page 21 of 21 Pages
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     IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date first set forth above.

                                                STEEL PARTNERS II, L.P.

                                                By: /s/ Jack L. Howard
                                                    ----------------------
                                                    Name:  Jack L. Howard
                                                    Title: Partner

                                                BNS CO.

                                                By:  /s/ Michael Warren
                                                     ------------------
                                                     Name:  Michael Warren
                                                     Title: President